UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                          SCHEDULE 13G


           Under the Securities Exchange Act of 1934

                       (Amendment No.___)

                      Quokka Sports, Inc.
-----------------------------------------------------------------------------
                        (Name of Issuer)

           Common Stock, par value $0.0001 per share
-----------------------------------------------------------------------------
                 (Title of Class of Securities)

                           749077103
         ---------------------------------------------
                         (CUSIP Number)



                        January 19, 2001
         ---------------------------------------------
    (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                         [ ]  Rule 13d-1(b)
                         [x]  Rule 13d-1(c)
                         [ ]  Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 749077103                                   Page 2 of 8

1    NAME OF REPORTING PERSON

          Velocity Investment Partners Ltd.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a)
                                                 -----

                                             (b)
                                                 -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
                                             5    SOLE VOTING POWER
NUMBER OF SHARES                                  None
BENEFICIALLY OWNED
BY EACH REPORTING                            6    SHARED VOTING POWER
PERSON WITH                                       6,919,188

                                             7    SOLE DISPOSITIVE POWER
                                                  None

                                             8    SHARED DISPOSITIVE POWER
                                                  6,919,188

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,919,188

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.9%

12   TYPE OF REPORTING PERSON (See Instructions)
          CO

CUSIP NO. 749077103                                   Page 3 of 8

1    NAME OF REPORTING PERSON

          Velocity Capital Management LLC


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a)
                                                -----

                                             (b)
                                                -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
                                             5    SOLE VOTING POWER
NUMBER OF SHARES                                  None
BENEFICIALLY OWNED
BY EACH REPORTING                            6    SHARED VOTING POWER
PERSON WITH                                       6,919,188

                                             7    SOLE DISPOSITIVE POWER
                                                  None

                                             8    SHARED DISPOSITIVE POWER
                                                  6,919,188

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,919,188

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.9%

12   TYPE OF REPORTING PERSON (See Instructions)
          OO

CUSIP NO. 749077103                                   Page 4 of 8

1    NAME OF REPORTING PERSON

          John D. Ziegelman


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a)
                                                -----

                                             (b)
                                                -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                                             5    SOLE VOTING POWER
NUMBER OF SHARES                                  None
BENEFICIALLY OWNED
BY EACH REPORTING                            6    SHARED VOTING POWER
PERSON WITH                                       6,919,188

                                             7    SOLE DISPOSITIVE POWER
                                                  None

                                             8    SHARED DISPOSITIVE POWER
                                                  6,919,188

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,919,188

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.9%

12   TYPE OF REPORTING PERSON (See Instructions)
          IN

ITEM 1 (a) NAME OF ISSUER:

     Quokka Sports, Inc. (the "Issuer").

ITEM 1 (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     525 Brannan Street, San Francisco, California 94107

ITEM 2 (a) NAME OF PERSON FILING:

     The names of the persons filing this statement (the "Reporting Persons") are Velocity Investment Partners Ltd. ("Velocity"), Velocity Capital Management LLC ("Management") and John D. Ziegelman ("Ziegelman").

ITEM 2 (b) ADDRESS OF PRINCIPAL OFFICE:

     The address of the principal office of each of the Reporting Persons is 333 West Wacker Drive, Suite 1410, Chicago, IL 60606.

ITEM 2 (c) CITIZENSHIP:

     Velocity is a Cayman company. Management is a Delaware limited liability company. Mr. Ziegelman is a citizen of the United States of America.

ITEM 2 (d) TITLE OF CLASS OF SECURITIES:

     This statement relates to common stock, par value $.0001 per share of the Issuer ("Common Stock").

ITEM 2 (e) CUSIP NUMBER:   010485789

ITEM 3 If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person filing is a:

     (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

     (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [ ] An investment advisor in accordance with Section 240.13d -1(b)(1)(ii)(E);

     (f)  [ ]  An employee benefit plan or endowment fund in accordance with
Section 240.13d-1(b)(1)(ii)(F);

     (g)  [ ]  A parent holding company or control person in accordance with
Section 240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.   OWNERSHIP:

     For each of the Reporting Persons, the following disclosure applies:

     (a)  Amount beneficially owned: 6,919,188

     (b)  Percent of class: 9.9%

     (c) Number of shares as to which the person has:
     (i) Sole power to vote or to direct the vote: 0
    (ii) Shared power to vote or to direct the vote: 6,919,188
   (iii) Sole power to dispose or to direct the disposition of: 0
    (iv) Shared power to dispose or to direct the disposition of: 6,919,188

     The Reporting Persons expressly declare that the filing of this statement on Schedule 13G shall not be construed as an admission that they are, for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of any securities covered by this statement.

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     This item is not applicable

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the Reporting Persons.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     This item is not applicable.

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.

     This item is not applicable.

ITEM 9 NOTICE OF DISSOLUTION OF GROUP.

     This item is not applicable.

ITEM 10   CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   Date: February 1, 2001

                                   Velocity Investment Partners Ltd.

                                   By: Velocity Capital Management LLC


                                   By: /s/ John D. Ziegelman
                                   -------------------------
                                   John D. Ziegelman, President



                                   Velocity Capital Management LLC


                                   By: /s/ John D. Ziegelman
                                   -------------------------
                                   John D. Ziegelman, President



                                   /s/John D. Ziegelman
                                   --------------------
                                   John D. Ziegelman

                                                      Page 8 of 8
                            EXHIBIT A

                 Agreement Relating to the Filing
               of Joint Statements on Schedule 13G
                    Pursuant to Rule 13d-1(k)

It is agreed among the undersigned that the Schedule 13G Statement to which this document is attached as Exhibit A is filed on behalf of each of the undersigned as provided in Rule 13d-1(k) of the General Rules and Regulations of the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.


Date: February 1, 2001

                                   Velocity Investment Partners Ltd.

                                   By: Velocity Capital Management LLC


                                   By: /s/ John D. Ziegelman
                                   -------------------------
                                   John D. Ziegelman, President



                                   Velocity Capital Management LLC


                                   By: /s/ John D. Ziegelman
                                   -------------------------
                                   John D. Ziegelman, President



                                   /s/John D. Ziegelman
                                   --------------------
                                   John D. Ziegelman